Filed Pursuant to Rule 433
Dated October 3, 2013
Registration Statement No. 333-188144
Supplementing Preliminary Prospectus Supplement Dated October 3, 2013 and
Prospectus dated April 25, 2013

3,400,000 Shares

Campus Crest Communities, Inc.

8.00% Series A Cumulative Redeemable Preferred Stock

Issuer:	Campus Crest Communities, Inc.
Title of Shares:	8.00% Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”)
Number of Shares:	3,400,000 shares (3,910,000 shares if the underwriters’ option to purchase additional shares is exercised in full)
The shares offered are part of the series of 8.00% Series A Cumulative Preferred Stock of the Issuer, of which 2,300,000 shares had been previously issued and sold by the Issuer on February 9, 2012.
No Maturity:	Perpetual (unless redeemed by the Issuer on and after February 9, 2017 or redeemed pursuant to the Issuer’s special optional redemption rights or converted by a holder of Series A Preferred Stock in connection with certain changes of control)
Trade Date:	October 3, 2013
Settlement Date:	October 9, 2013 (T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series A Preferred Stock prior to October 4, 2013 will be required, by virtue of the fact that the Series A Preferred Stock initially will settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Series A Preferred Stock who wish to trade the Series A Preferred Stock prior to their date of delivery hereunder should consult their advisors.
Public Offering Price:	$25.0611 per share; $85,207,740 total (not including the underwriters’ option to purchase additional shares)
Purchase Price by Underwriters:	$24.2736 per share
Yield:	8.00% (excluding accrued dividends)
Net Proceeds (before expenses):	$82,530,240 ($94,909,776 if the underwriters’ option is exercised in full)
Dividend Rate:	8.00% per annum of the $25.00 liquidation preference per share (equivalent to the fixed annual rate of $2.00 per share)

Distribution Payment Dates:	Distributions on the Series A Preferred Stock are payable on the 15th day of January, April, July and October of each year. The October 15, 2013 distribution is payable to stockholders of record at the close of business on September 25, 2013. As a result, holders of shares of Series A Preferred Stock offered hereby will not be entitled to receive the October 15, 2013 distribution, but will be entitled to receive the full amount of all distributions payable in respect of the Series A Preferred Stock thereafter (if they continue to hold their shares on the relevant record dates). The first dividend on the shares of Series A Preferred Stock sold in this offering will be in the amount of $0.50 per share, and will be paid on January 15, 2014.
Conversion Rights:	Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series A Preferred Stock) to convert some or all of the Series A Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series A Preferred Stock which is equal to the lesser of:
• the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and
• 4.5872 (i.e., the Share Cap), subject to certain adjustments;
subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement.
If, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem all or any portion of the Series A Preferred Stock, holders will not be able to convert the Series A Preferred Stock designated for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right.
A “Change of Control” is when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:
• the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Issuer entitling that person to exercise more than 50% of the total voting power of all stock of the Issuer entitled to vote generally in the election of the Issuer’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

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• following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE Amex or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.
The “Change of Control Conversion Date” is the date the Series A Preferred Stock is to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer mails the required notice of the occurrence of a Change of Control to the holders of Series A Preferred Stock.
The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of its common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Issuer’s common stock is then traded, or (y) the average of the last quoted bid prices for the Issuer’s common stock in the over-the-counter market as reported by OTC Markets Group, Inc. or similar organization for the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Issuer’s common stock is not then listed for trading on a U.S. securities exchange.
Optional Redemption:	On and after February 9, 2017, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends (whether or not authorized or declared) to, but not including, the date of redemption.

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Special Optional Redemption:	Upon the occurrence of a Change of Control, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of redemption with respect to the Series A Preferred Stock (whether its optional redemption right or its special optional redemption right), the holders of Series A Preferred Stock will not have the conversion right described above.
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Raymond James & Associates, Inc.
Barclays Capital Inc.
Citigroup Global Markets Inc.
RBC Capital Markets, LLC

Co-Managers:	Robert W. Baird & Co. Incorporated
MLV & Co. LLC
BBVA Securities Inc.
Capital One Securities, Inc.
PNC Capital Markets LLC
Expected Listing/Symbol:	NYSE / “CCGPrA”
ISIN:	US13466Y2046
CUSIP:	13466Y204
Concurrent Offering of Exchangeable
Senior Notes Due 2018:	Concurrently with this offering, Campus Crest Communities Operating Partnership, LP is offering $85,000,000 aggregate principal amount of its exchangeable senior notes due 2018 (plus an initial purchasers’ option to purchase up to an additional $15,000,000 aggregate principal amount of notes) in a separate private offering in reliance upon Rule 144A under the Securities Act of 1933, as amended. The notes will be fully and unconditionally guaranteed by the Issuer and will be exchangeable under certain circumstances into the common stock of the Issuer or cash or a combination of cash and common stock of the Issuer. Neither offering is conditioned on the other.

The issuer has filed a registration statement (including a prospectus dated April 25, 2013 and a preliminary prospectus supplement dated October 3, 2013) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322; Raymond James & Associates, Inc. at 1-800-248-8863; Barclays Capital Inc. at 1-888-603-5847; Citigroup Global Markets Inc. at 1-800-831-9146; or RBC Capital Markets, LLC at 1-866-375-6829.

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